AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-158

February 20, 2003

TSX Venture Exchange
27th Floor, 650 W. Georgia Street
Vancouver, BC V6B 4N9

Attention: Index Analyst

Dear Sirs:

Re: Exercise of Stock Options

Please accept this as notice that on February 19, 2003, the Company issued a total of 62,000 common shares on exercise of the following stock options:

Name	No. of Shares	Exercise Price/Share	Date of Grant
Al-Nashir Jamal	10,000	$0.25	March 26, 2002
Al-Nashir Jamal	52,000	$0.21	May 30, 2002

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

Per: Nick DeMare

Nick DeMare
Corporate Secretary

dlw 3/3

ND:as

cc: U.S. Securities and Exchange Commission (File No. 82-3093)